EXHIBIT 4.19

22 FEBRUARY 2002

(1)    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

(2)    PETER CHAMBRÉ

SERVICE AGREEMENT

Dated: 22 February 2002

BETWEEN:

(1)	CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC (registered number 245117) having its registered office at The Science Park, Melbourn, Royston, Cambridgeshire SG8 6JJ;

and

(2)	Peter Chambré

1.    DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following words shall have the following meanings:-

“Board”	: the board of directors of the Company;

“Chairman”	: the Chairman of the board of directors of the Company

“Chief Executive Officer”	: the Chief Executive Officer of the Company;

“Company”	: Cambridge Antibody Technology Group plc, a company incorporated under the laws of England and Wales with registered number 245117;

“Director”	: Peter Chambré

“Group”	: the Company and any other company which from time to time is its Subsidiary or Holding Company or is a subsidiary of another Group company

“Holding Company”	: has the same meaning as given to it in Section 736 of the Companies Act 1985;

“Remuneration Committee”	: the Remuneration Committee of the Board;

“Subsidiary”	: has the same meaning as given to it in Section 736 of the Companies Act 1985.

1.2	The headings in this Agreement are for convenience only and are not to be used as an aid to construction of this Agreement.

1.3	References to provisions of statutes, rules or regulations shall be deemed to include references to such provisions as amended, modified or re-enacted from time to time.

2.	APPOINTMENT

2.1	The Company shall engage the Director and the Director shall serve the Company as its Chief Executive Officer.

2.2	The employment of the Director will commence on Monday eighth of April 2002 and shall continue until terminated as provided in this Agreement. The date of commencement of Continuous Employment is Monday eighth of April 2002.

3.	DUTIES

3.1	The Director shall:

3.1.1	except during holidays (Clause 7 of this agreement), unavoidable absence due to sickness, or other imperative cause, or when performing duties under any non-executive directorship approved by the Chairman under Clause 4 of this agreement, devote the whole of his time and attention and abilities during normal business hours and at such other times as the Company or his duties may reasonably require to the business of the Company and undertake such duties and exercise such powers and authorities appropriate with the Director’s position in relation to the Company and the business of the Company as the Chairman shall from time to time assign to or vest in the Director;

3.1.2	in the discharge of such duties and in the exercise of such powers conform to, observe and comply with all resolutions and directions from time to time reasonably made or given by the Chairman;

3.1.3	report directly to the Chairman in such a manner and so often as the Chairman may from time to time reasonably require;

3.1.4	faithfully and diligently serve the Company and use his best endeavours to maintain, extend, develop and promote its interests;

3.1.5	use his best endeavours to promote the interests and the welfare of the Company and to develop and maintain the business of the Company;

3.1.6	not engage in any activity which will detract from the proper performance of his duties;

3.1.7	at all times perform his duties with proper skill and care.

3.2	The Director may be required in pursuance of his duties hereunder:

3.2.1	to perform services not only for the Company but also for any other company in the Group and without further remuneration (except as otherwise approved by the Remuneration Committee and agreed in writing) to accept such offices in other companies in the Group as the Company may from time to time reasonably require and if such offices carry any fee or other remuneration the Director will immediately pay or direct payment of it to the Company;

3.2.2	to work temporarily at such places within the United Kingdom as the Company may reasonably require; and

3.2.3	to travel to such places whether in or outside the United Kingdom by such means and on such occasions as the Company may from time to time reasonably require, such travel to be in accordance with the terms of the Company’s travel policy for the time being.

3.3	The Company may at any time after serving or receiving notice to terminate this Agreement suspend the Director from the performance of his duties and/or exclude him from any premises of the Company or any company in the Group and/or appoint a replacement to perform some or all of his duties instead of him and/or require him to resign as Director and/or Company Secretary of the Company and from any office or appointment held under clause 3.2.1 but salary and other contractual benefits will not cease to be payable or provided by reason only of that suspension and/or exclusion. This clause shall not affect the general right of the Company to suspend the Director for a limited period not to exceed 20 consecutive working days for the purposes of conducting a disciplinary hearing and/or investigation. For the avoidance of doubt, the Director will remain bound by the restriction set out in clause 4 during any period of suspension and/or exclusion.

4.	OUTSIDE ACTIVITIES

4.1	Except as a representative of the Company or with the previous written approval of the Chairman, the Director shall not during his employment by the Company be directly or indirectly engaged, concerned or interested in any capacity in any:

(a)	other trade or business (whether paid or unpaid) save as a holder of the legal or equitable interest (as defined by Schedule 13 of the Companies Act 1985) in the shares or securities of a company any of whose shares are quoted or dealt in on any recognised Stock Exchange provided that any such holding shall not exceed three per cent (3%) of the whole or any class of issued share capital of the company concerned:

(b)	activity for which the Director will receive or might reasonably expect to receive remuneration; or

(c)	activity which will involve the use of time falling within the Company’s normal working hours: or

(d)	activity which causes or is likely to cause any conflict of interest with the Director’s duties to the Company or any company in the Group.

4.2	If the Director seeks consent from the Chairman, he should do so in writing giving full details of the activity or trade or business and state what remuneration (if any) he will derive from the relevant activity. The Chairman will decide, in his or her absolute discretion, whether to give consent to the Director undertaking the activity.

4.3	If the Director is given consent under clause 4.2 he must (on the anniversary of consent being given and annually thereafter) provide the Company’s Vice President, Human Resources with details of the amount of remuneration received (if any) from the activity in the preceding year.

5.	REMUNERATION

5.1	The Company shall pay to the Director by way of remuneration for his services (less deductions for tax and national insurance contributions) a basic salary of three hundred and twenty five thousand pounds (£325,000) sterling per annum to be paid by equal monthly installments in arrears on the last working day of each month.

5.2	The quantum of the remuneration of the Director will be reviewed annually by the Remuneration Committee with effect for the first time from 1 January 2003.

5.3	Subject to the Director satisfying the medical criteria of the insurer and provided that cover is available at a reasonable premium (as determined by the Remuneration Committee) for an individual of the Director’s age, the Company will insure the life of the Director from year to year during the term of his employment under and on the terms of the Company’s Life Assurance Scheme (described in the Company’s Employee Handbook) or any successor scheme. The Company will also provide disability cover under and on the terms of its Income Protection Scheme (described in the Company’s Employee Handbook).

5.4	The Company will contribute ten per cent (10%) of the Director’s basic salary applicable at the time to the Company’s Group Personal Pension Scheme. If at any time legislation or regulation limits or prohibits such contribution, the Company will contribute up to the amount permitted and will make available any surplus of the said ten per cent (10%) to the Director as a payment via salary. A contracting-out certificate is not in force in respect of the Director’s employment.

5.5	The Company does not operate a Stakeholder Pension Scheme as the Group Personal Pension Scheme satisfies the Government’s Stakeholder exemption criteria.

5.6	As an alternative to membership of the Company’s Group Personal Pension Scheme the Company has agreed to make available a Pension Allowance of ten percent (10%) of the Director’s basic salary, which the Company will settle via payroll.

5.7	The Director shall not, except with the prior approval of the Remuneration Committee, accept any bonus, commission, contract, award, gift in money or in kind from any person, company or organisation except the Company in excess of £100 for any single gift and £250 in aggregate in any calendar year as an inducement or reward for any act or forbearance or in connection with any matter of business transacted by or on behalf of the Company.

5.8	The Company shall provide private medical insurance cover, approved by the Company, for the benefit of the Director

5.9	The Director will be entitled to participate in any Executive Performance Related Remuneration Scheme established by the Remuneration Committee on the terms of such scheme as may be determined by the Remuneration Committee at its absolute discretion at the commencement of each financial year. Any bonus paid to the Director is non-pensionable.

6.	EXPENSES

6.1	The Director shall be entitled to be repaid all travelling, hotel and other expenses reasonably and properly incurred by him in the performance of his duties under this Agreement, subject to the production to the Company of supporting vouchers and documents, and within the limits set from time to time by the Board.

6.2	The Director shall use any credit card or similar facility provided to him by the Company solely for payment of expenses reasonably and properly incurred by him in the performance of his duties under this Agreement.

6.3	If it is necessary to have a facsimile or a business telephone line at his home for the performance of his duties, the Company shall reimburse to the Director all of the costs of installation, rental and business call charges for these items.

6.4	The Company shall reimburse the Director his membership fees for agreed professional societies and agreed professional subscriptions.

6.5	The Company shall reimburse the Director for reasonable legal fees, estate agents’ commission, advertising costs, mortgage redemption costs and removal charges incurred by the Director in relocating himself and his family to the vicinity of the Company’s premises if such a move takes place within two (2) years of his joining the Company, up to a maximum of £8,000.

7.	HOLIDAYS

7.1	The Director shall be entitled to twenty five (25) working days’ holiday (in addition to public holidays) in each holiday year at full salary to be taken at such time or times as may be approved by the Chief Executive Officer. The Company’s holiday year commences 1 January. Holidays not taken (up to a maximum of ten (10) days of the holiday entitlement) may be carried over to the subsequent year. Holiday entitlement during the first year in which the Director shall have joined shall be on a pro-rata basis.

7.2	The Director is required to take a minimum of twenty (20) days’ holiday (including public holidays) in each holiday year.

7.3	Upon termination of the Director’s engagement hereunder (otherwise than in pursuance of clause 10.1 or clause 10.2) his entitlement to holiday will be calculated on the basis of one twelfth (1/12) of his annual holiday entitlement for each completed calendar month of service in the then current holiday year and payment in lieu will be made for any whole day’s holiday not taken at the date of such determination. The number of days resulting from this calculation will be multiplied by one two hundred and sixtieth (1/260) of the Director’s annual salary.

8.	CONFIDENTIALITY

8.1	The Director shall not make use of, divulge or communicate to any person (save in the proper performance of his duties under this Agreement) any of the trade secrets or other confidential information of or relating to the Company or any other company in the Group which he may have received or obtained while in the service of the Company or any other company in the Group. This restriction shall continue to apply after the termination of the employment of the Director without limit in point of time.

8.2	For the purposes of clause 8, confidential information shall include, but shall not be limited to:

8.2.1	information relating to any reagents, chemical compounds or biological material being used or developed by the Company or any other company in the Group;

8.2.2	all technical, biotechnical, biological or biochemical information relating to the research or work being carried out by the Company or any other company in the Group;

8.2.3	inventions relating to past, existing and future research and/or products;

8.2.4	lists of customers and suppliers and details of contracts with customers and suppliers of the Company or any company in the Group; and

8.2.5	information supplied to the Company or any company in the Group or to the Director in confidence by customers.

8.3	The undertakings in this clause 8 shall not apply to:

8.3.1	information that at the time it is received or obtained by the Director is published or otherwise generally available to the public;

8.3.2	information which after it is received or obtained by the Director is published or otherwise becomes generally available to the public, otherwise than through any wrongful act or omission on the part of the Director;

8.3.3	information rightly acquired from a third party who did not obtain it under a pledge of secrecy to the Company or any other company in the Group;

8.3.4	information ordered to be disclosed by a court of competent jurisdiction or other wise required by law to be disclosed.

8.4	The obligations of the Director under this clause 8 shall be in addition to and not in substitution for any implied obligations imposed upon him by law in relation to the use or disclosure of confidential information.

9.	INVENTIONS

9.1	In this clause 9 the words “Intellectual Property” shall include patents, trade marks (whether registered or unregistered), registered or unregistered design, utility models, copyrights (including design copyrights), applications for any of the foregoing and the right to apply for them in any part of the world, discoveries, creations, inventions (or improvements upon or additions to an invention), confidential information, know-how and any research effort relating to any of the foregoing, business names (whether registrable or not), moral rights and any similar rights in any country.

9.2	If the Director makes, discovers or creates Intellectual Property in the course of his duties under this Agreement the parties agree that, in this respect, the Director has a special obligation to further the interests of the Company.

9.3	Subject to the provisions of the Patents Act 1977 and the Copyright, Designs and Patents Act 1988, if at any time during his employment under this Agreement the Director makes, creates or discovers or participates in the making, creation or discovery of any Intellectual Property relating to or capable of being used in the business of the Company or in the business of any other company within the Group, he shall immediately communicate full details of such Intellectual Property to the Company and such Intellectual Property shall be the absolute property of the Company. At the request and expense of the Company, the Director shall give and supply all such information, data, drawings and assistance as may be requisite to enable the Company to exploit such Intellectual Property to the best advantage and shall execute all documents and do all acts and things which may be necessary or desirable for obtaining patent or other protection for such Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct. The Director hereby irrevocably waives all moral rights related to the works covered by this Clause 9.3, the copyright of which belongs to the Company.

9.4	The Director irrevocably appoints the Company to be his attorney in his name and on his behalf to sign, execute or do any such instrument or thing and generally to use his name for the purpose of giving the Company (or its nominee) the full benefit of the provisions of this clause and, in favour of any third party, a certificate in writing signed by any director or the Company Secretary that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

10.	TERMINATION AND SICKNESS

10.1	This Agreement may be terminated immediately (without notice or payment in lieu of notice or any other compensation) by the Company in writing if the Director shall:

10.1.1	commit any serious breach of this Agreement or be guilty of any gross misconduct or any wilful neglect in the discharge of his duties: or

10.1.2	have committed any material breach and after warning in writing either repeated or continued that breach of his obligations hereunder; or

10.1.3	be knowingly involved in any act, matter or thing or engage in any conduct which in the reasonable opinion of the Chairman might bring the Director or the Company or any company in the Group into disrepute or might be detrimental to the Company or any company in the Group or their businesses; or

10.1.4	voluntarily resign as a director of the Company without good cause after having been appointed to that office; or

10.1.5	be guilty of dishonesty whether or not in connection with or referable to his employment under this Agreement; or

10.1.6	be convicted of any criminal offence (excluding an offence under road traffic legislation, for which the Director is not sentenced to any term of imprisonment, whether suspended or not); or

10.1.7	become of unsound mind or a patient under the Mental Health Act 1983; or

10.1.8	become unable to pay his debts as they fall due, make any compensation or arrangement with his creditors or become bankrupt; or

10.1.9	have been disqualified from being a director under the Company Directors Disqualification Act 1986.

10.2	If the Director shall during the continuance of this Agreement be incapacitated by ill-health or accident from performing his duties hereunder (and he shall if required produce to the Company evidence of such incapacity) for a period or periods aggregating ninety (90) working days or more in any period of twelve (12) months the Company may by written notice to the Director forthwith or as from a future date specified in the notice discontinue payment in whole or in part of his remuneration and other benefits under clause 5 hereof until such incapacity shall cease or (whether or not his remuneration and benefits shall have been discontinued as aforesaid) terminate this Agreement by giving such notice as the Director is then entitled to receive under Section 86 of the Employment Rights Act 1996. However, the Company will not unreasonably or intentionally deprive the Director of benefits which he would otherwise have had under the schemes mentioned in clause 5.3 above. Otherwise the remuneration and benefits shall continue to be payable to the

Director under clause 5 notwithstanding such incapacity but the Company shall be entitled to set off or deduct therefrom the amount of any statutory sick pay and/or sickness related benefit to which the Director is entitled under Social Security legislation for the time being in force.

The Company shall not have any liability to pay any benefit to the Director under any scheme (in particular those schemes mentioned in clauses 5.3 and 5.8 above) unless it receives payment of the benefit from the insurers of the benefits under the scheme.

10.3	Either party may terminate this Agreement by giving not less than twelve (12) months notice in writing to that effect expiring at any time.

10.4	The Company shall be entitled to pay salary in its absolute discretion in lieu of notice or of an unexpired period of notice. For the avoidance of doubt, this right shall apply where the notice is given by the Company or the Director. Any payment in lieu of notice shall consist of a sum equivalent to the Director’s basic salary (at the rate applicable at the date notice is given) and including any benefits enjoyed by the Director at that time, for the notice period or any unexpired period of notice and shall be subject to such deductions for tax and national insurance as the Company is required to make and mitigation shall be taken into account.

10.5	The Agreement shall automatically terminate when the Director reaches the age of sixty-five (65).

11.	OBLIGATIONS ON TERMINATION

Upon the giving of notice pursuant to clause 10.2 above or termination of this Agreement for any other reason the Director shall:

11.1	forthwith or within seven days of a request from the Company resign from office as a director of the Company (if applicable) and all offices held by him in any other companies in the Group and his membership of any organisation acquired by virtue of his tenure of any such office, and should he fail to do so he hereby irrevocably authorises the Company Secretary for the time being in his name and on his behalf to sign any documents and do anything necessary or requisite to give effect thereto; and

11.2	deliver to the Company’s premises during normal business hours all property in his possession or under his control belonging to the Company or any other company in the Group including but not limited to keys, security and computer passes, computer hardware, facsimile machines and all documents and other records (whether on paper, magnetic tape or in any other form and including correspondence, lists of clients or customers, notes, memoranda, software, plans, drawings and other documents and records of whatsoever nature and all copies thereof) made or compiled or acquired by the Director during his employment hereunder and concerning the business, finances or affairs of the Company or any other company in the Group or its clients or customers; and

11.3	execute forthwith stock transfer forms in favour of the Company or any other company in the Group or such nominee as they shall appoint in respect of any nominee shares held by the Director on behalf of the Company or any company in the Group.

12.	OBLIGATIONS AFTER TERMINATION

12.1	The Director shall not during the twelve (12) months after the termination of this Agreement, whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, firm or company directly or indirectly, interfere with, tender for, canvass, solicit or endeavour to entice away the business of or do business with any customer, collaborator or supplier of the Company or any company in the Group with whom the Director shall have had material dealings in the course of his duties hereunder in the twelve months (12) immediately preceding the termination of this Agreement and which was a customer, collaborator or supplier of the Company or any company in the Group during that twelve (12) month period. This restriction will be limited to activities which will involve offering, providing or developing services or products competitive with or similar to those which have been offered, provided or developed by CAT or any company in the Group during the period of this Agreement

12.2	The Director shall not during the twelve (12) months after the termination of this Agreement, whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, firm or company directly or indirectly, deal with any customer, collaborator or supplier of the Company or any company in the Group with whom the Director shall have had material dealings in the course of his duties hereunder in the twelve months (12) immediately preceding the termination of this Agreement and which was a customer, collaborator or supplier of the Company or any company in the Group during that twelve (12) month period. This restriction will be limited to activities which will involve offering, providing or developing services or products competitive with or similar to those which have been offered, provided or developed by CAT or any company in the Group during the period of this Agreement;

12.3	The Director shall not during the twelve (12) months after the termination of this Agreement, whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, firm or company directly or indirectly, interfere with, tender for, canvass, solicit or endeavour to entice away the business of or do business with any customer, collaborator or supplier of the Company or any company in the Group whom or which the Director knew to have been a customer, collaborator or supplier of the Company or any company in the Group during the twelve (12) months immediately preceding termination of this Agreement. This restriction will be limited to activities which will involve offering, providing or developing services or products competitive with or similar to those which have been offered, provided or developed by CAT or any company in the Group during the period of this Agreement;

12.4	The Director shall not during the twelve (12) months after the termination of this Agreement, whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, firm or company directly or indirectly, deal with any customer, collaborator or supplier of the Company or any company in the Group whom or which the Director knew to have been a customer, collaborator or supplier of the Company or any company in the Group during the twelve (12) months immediately preceding termination of this agreement. This restriction will be limited to activities which will involve offering, providing or developing services or products competitive with or similar to those which have been offered, provided or developed by CAT or any company in the Group during the period of this Agreement

12.5	The Director shall not, during the twelve (12) months after the termination of this Agreement, directly or indirectly induce or seek to induce any employee of the Company or any company in the Group, who was such an employee at the termination of this Agreement employed as a Director, Senior Vice President, Vice President, Manager, Head of Function, Project Leader or Senior Scientist position or a member of the Director’s team , and with whom the Director shall have had material dealings in the course of his duties hereunder in the twelve (12) months immediately preceding the termination of this Agreement, to leave his employment, whether or not this would be a breach of contract on the part of the employee.

12.6	The Director shall not, during the six (6) months after the termination of this Agreement, carry on or be interested in business in competition with the Company or any company in the Group, whether as principal, agent, director, partner, proprietor, employee or otherwise, other than as provided in clause 4 above.

12.7	Each of the restrictions contained in this clause 12 are considered reasonable by the Company and the Director and are intended to be separate and severable. In the event that any of the restrictions shall be held void, but would be valid if part of the wording thereof were deleted, such restriction shall apply with such deletion as may be necessary to make it valid and effective

12.8	If the Company places the Director on garden leave pursuant to clause 3.3 above, the period of the restrictions in this Clause 12 shall run from the date on which the Director was placed on garden leave.

13.	AMALGAMATION OR RECONSTRUCTION

If at any time the Director’s employment is terminated in connection with any reconstruction or amalgamation of the Company or its subsidiaries (whether by winding up or otherwise) and the Director receives an offer on terms no less favourable to him overall than the terms of this Agreement from any company involved in such reconstruction or amalgamation, the Director shall have no claim whatsoever against the Company or any such subsidiary arising out of such termination if he shall have refused to accept such offer of employment. The provisions of this clause are without prejudice to the operation, statute or statutory regulations in appropriate cases.

14.	NOTICES

Any notice to be given under this Agreement shall be given in writing and may be sent addressed in the case of the Company to its registered office or principal place of business for the time being and in the case of the Director to him at his last known place of residence or given personally and any notice given by post shall be deemed to have been served at the expiration of forty-eight (48) hours after the same was posted. Notice may also be given by facsimile in which case it shall be deemed to have been served twelve (12) hours after the same was transmitted.

15.	PREVIOUS CONTRACTS

This Agreement is in substitution for any previous contract of service or for services between the Company or any company in the Group and the Director which shall be deemed to have been terminated by mutual consent as from the commencement of his engagement hereunder save that the letter of offer dated 22 February 2002 forms part of this Agreement.

16.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English law.

17.	DISCIPLINARY RULES

There are no disciplinary rules applicable to the Director except as provided in this Agreement and if the Director is dissatisfied with any disciplinary decision relating to him he should apply orally or in writing to the Chairman.

18.	GRIEVANCES

Any application for the purpose of seeking redress of any grievance relating to the Director’s employment should be made either orally or in writing to the Chairman.

19.	COLLECTIVE AGREEMENTS

There are no collective agreements relevant to the employment of the Director.

20.	STATEMENT OF TERMS OF EMPLOYMENT

The information in this Agreement and Appendix hereto constitutes a written statement of the terms of employment of the Director in compliance with the provisions of Section 2 of the Employment Rights Act 1996.

21.	WAIVER

The waiver of any right the Company may have by virtue of this Agreement shall not constitute a continuing or repeated waiver or of any other right.

EXECUTED AS A DEED

BY THE COMPANY

ACTING BY:-	/S/
Director

/S/ Secretary

EXECUTED AS A DEED

BY THE DIRECTOR:-	/S/
Signed

Name

WITNESSED BY:-	/S/
Signed

Name:

Address: